SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2004

Commission File Number: 001-12568

BBVA Banco Francés S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐  No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐  No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item
1.	Letter to the Buenos Aires Stock Exchange regarding the Acquisition of Shares of Francés Administradora de Inversiones S.A.

Buenos Aires, February 5, 2004

To:	Buenos Aires Stock Exchange

Securities Exchange Commission

Mercado Abierto Electrónico S.A.

Re:	Acquisition of Shares of Francés Administradora de Inversiones S.A.

We hereby inform that on February 4, 2004, BBVA Banco Francés S.A. acquired from Banco Francés (Cayman) Ltd. 5% of the capital stock of Francés Administradora de Inversiones S.A. (FADISA), represented by 5,000 shares, with a par value of one Argentine Peso per share, for the amount of five hundred eighty thousand Argentine Pesos (Ps. 580,000).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: February 9, 2004	By:	/s/ María Elena Siburu de López Oliva

		Name:	María Elena Siburu de López Oliva
		Title:	Investor Relations Manager